UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 333-259881

KANDI TECHNOLOGIES GROUP, INC
(Translation of registrant’s name into English)

Jinhua New Energy Vehicle Town

Jinhua, Zhejiang Province

People’s Republic of China, 321016
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Resignation of Director

Effective May 31, 2026, Mr. Lin Yi (“Mr. Lin”), an independent director of Kandi Technologies Group, Inc., a British Virgin Islands company (the “Company”), and a member of the Compensation Committee and the Nominating and Corporate Governance Committee, resigned from all his positions with the Company above referenced.

Mr. Lin’s resignation was due to personal reasons and was not a result of any disagreements with the Company on any matters relating to its operations, policies, or practice.

Appointment of New Director

Effective May 31, 2026, the Company appointed Mr. Yang Rui (“Mr. Rui”) as an independent director of the Company, and as a member of the Compensation Committee and the Nominating and Corporate Governance Committee.

Mr. Rui, age 54, is a senior engineer with extensive experience in the automotive industry. He holds a doctorate in Power Engineering and Engineering Thermophysics from Zhejiang University and has been engaged in automotive-related fields for many years. From 2020 to 2025, Mr. Rui served as General Manager of Zhejiang Bozhong Automotive Technology Co., Ltd. Since 2020, he has concurrently been serving as Associate Researcher at the College of Energy Engineering, Zhejiang University, and Vice Chairman of the Zhejiang Society of Automotive Engineering. In 2025, he was appointed Secretary-General of the Zhejiang Society of Automotive Engineering. Mr. Rui has led and completed one national-level and two provincial-level research projects, in addition to multiple horizontal research projects, contributing significantly to automotive research and development.

Mr. Rui shall receive a total annual salary in the amount of RMB 60,000 (approximately USD 8,823) in cash.

There are no family relationships between Mr. Rui and any director or other executive officer of the Company. There are no transactions between Mr. Rui or any member of his immediate families and the Company or any of its subsidiaries that would be reportable as a related party transaction under the rules of the Securities and Exchange Commission. Further, there is no arrangement or understanding between Mr. Rui and any other persons or entities pursuant to which Mr. Rui was appointed to his respective positions at the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KANDI TECHNOLOGIES GROUP, INC.

Date: June 4, 2026	By:	/s/ Feng Chen
	Name:	Feng Chen
	Title:	Chief Executive Officer (Principal Executive Officer)

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